FORM 15

0-23505

Commission File Number

Innovacom, Inc.

(Exact name of registrant as specified in its charter)

525 Inner Circle
The Villages, FL 32162
(352) 750 - 0751

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock par value $0.001

 (Title of each class of securities covered by this Form)

None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ X ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 438

Pursuant to the requirements of the Securities Exchange Act of 1934
Innovacom, Inc.

has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 17, 2010	By:	/s/ Michael Manion